EXHIBIT 99.1

Profound Medical Announces First Quarter 2021 Financial Results

TORONTO, May 12, 2021 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, today reported financial results for the first quarter ended March 31, 2021.

Recent Corporate Highlights

  On February 18, 2021, the Company participated in the BTIG Virtual MedTech, Digital Health, Life Science and Diagnostic Tools Conference.
  On March 3, 2021, Profound announced the appointment of Cynthia Lavoie Ph.D., MBA, to its Board of Directors.
  On March 3, 2021, the Company participated in the Raymond James 42nd Annual Institutional Investors Conference.
  On March 4, 2021, Profound participated in the Cowen 41st Annual Health Care Conference.
  On April 21, 2021, the Company participated in the 2021 Bloom Burton & Co. Virtual Healthcare Investor Conference.
  On May 6, 2021, Profound announced a multi-site imaging center agreement for TULSA-PRO® with Akumin Inc. (NASDAQ/TSX:AKU), a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States.

“Our first quarter 2021 sales performance was negatively impacted by COVID-19 headwinds, particularly in the months of January and February,” said Arun Menawat, Profound’s CEO. “Business began to rebound in March, however, and so far that positive momentum has continued into the current quarter. Accordingly, while we continue to be cautious about the scope and pace of U.S. TULSA-PRO® commercial adoption in the near-term due to the pandemic, the impact of which remains unpredictable, we believe that we have the potential to make up the Q1-2021 revenue shortfall throughout the remainder of the year.”

Summary First Quarter 2021 Results

Effective December 31, 2020, Profound changed its presentation currency from the Canadian dollar to the United States dollar. The comparative figures disclosed in this press release have been retrospectively changed to reflect the change in presentation currency to the U.S. dollar, as if the U.S. dollar had been used as the presentation currency for the period ended March 31, 2020. Unless specified otherwise, all amounts in this press release are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

For the quarter ended March 31, 2021, the Company recorded revenue of approximately $711,000, with $234,000 from the one-time sale of capital equipment and $477,000 from non-capital - recurring revenue, which consists of the sale of consumables, lease of medical devices, procedures and services associated with extended warranties. First quarter 2021 revenue decreased approximately 39% from $1.2 million in the same period a year ago.

Total operating expenses, which consist of research and development (“R&D”), general and administrative (“G&A”), and selling and distribution expenses, were approximately $6.8 million in the first quarter of 2021, an increase of 28% compared with approximately $5.3 million in first quarter of 2020.

Expenditures for R&D for the three months ended March 31, 2021 were approximately $3.1 million, an increase of 47% compared with approximately $2.1 million in the three months ended March 31, 2020, primarily driven by increased spending for R&D initiatives and projects, options awarded to employees, additional headcount and overall increase to general expenses, partially offset by decreased travel expenses due to COVID-19 restrictions.

G&A expenses for the 2021 first quarter decreased by 6% to approximately $2.1 million, compared with approximately $2.3 million in the same period in 2020, due to lower salaries and benefits as the result of bonuses awarded to management in the prior year and timing differences associated with the accruals, partially offset by increases to consulting fees and share based compensation.

First quarter 2021 selling and distribution expenses increased by 70% to approximately $1.6 million, compared with $933,000 in the first quarter of 2020. While selling and distribution expenses have historically been lower than R&D expenses, Profound continues to expect that, in the future, selling and distribution expenses will exceed R&D expenses as the Company continues to commercialize the TULSA-PRO® system in the United States.

Net finance costs for the three months ended March 31, 2021 were approximately $900,000, compared with net finance income of $2.3 million in the three months ended March 31, 2020.

First quarter 2021 net loss was approximately $7.5 million, or $0.37 per common share, compared to approximately $2.7 million, or $0.21 per common share, in the three months ended March 31, 2020.

Liquidity and Outstanding Share Capital

As at March 31, 2021, Profound had cash of approximately $78.5 million.

As at May 12, 2021, Profound had 20,346,954 common shares issued and outstanding.

For complete financial results, please see Profound’s filings at www.sedar.com, www.sec.gov and on the Company’s website at www.profoundmedical.com under “Financial” in the Investors section.

Conference Call Details

Profound Medical is pleased to invite all interested parties to participate in a conference call today, May 12, 2021, at 4:30 pm ET during which time the results will be discussed.

Live Call:	1-833-710-1825 (Canada and the United States)
1-929-517-0404 (International)

Replay:	1-404-537-3406

Passcode:	4366998

The call will also be broadcast live and archived on the Company's website at www.profoundmedical.com under "Webcasts" in the Investors section.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (BPH). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, uterine fibroids, palliative pain treatment and osteoid osteoma. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849

Profound Medical Corp.
Interim Condensed Consolidated Balance Sheets
(Unaudited)

	March 31, 2021 $	December 31, 2020 $

Assets

Current assets
Cash	78,513	83,913
Trade and other receivables	6,342	7,431
Inventory	7,414	5,331
Prepaid expenses and deposits	745	1,067
Total current assets	93,014	97,742

Property and equipment	864	859
Intangible assets	1,824	1,898
Right-of-use assets	1,356	1,424
Goodwill	2,711	2,678

Total assets	99,769	104,601

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,498	3,382
Deferred revenue	456	358
Provisions	160	195
Other liabilities	-	99
Derivative financial instrument	434	450
Lease liabilities	428	312
Income taxes payable	-	13
Total current liabilities	3,976	4,809

Deferred revenue	1,173	1,078
Lease liabilities	1,188	1,364

Total liabilities	6,337	7,251

Shareholders’ Equity

Share capital	215,272	211,527
Contributed surplus	12,071	11,250
Accumulated other comprehensive loss	3,582	4,567
Deficit	(137,493)	(129,994)

Total Shareholders’ Equity	93,432	97,350

Total Liabilities and Shareholders’ Equity	99,769	104,601

Profound Medical Corp.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(Unaudited)

	Three months ended March 31, 2021 $	Three months ended March 31, 2020 $

Revenue
Capital equipment	234	740
Non-capital - recurring	477	420
	711	1,160
Cost of sales	459	718
Gross profit	252	442

Operating expenses
Research and development	3,105	2,111
General and administrative	2,132	2,270
Selling and distribution	1,587	933
Total operating expenses	6,824	5,314

Operating Loss	6,572	4,872

Net finance costs/(income)	900	(2,281)

Loss before taxes	7,472	2,591

Income taxes	27	92

Net loss attributed to shareholders for the period	7,499	2,683

Other comprehensive loss
Item that may be reclassified to loss
Foreign currency translation adjustment	(985)	8,806

Net loss/(gain) and comprehensive loss/(gain) for the period	8,484	(6,123)

Loss per share
Basic and diluted loss per common share	0.37	0.21

Profound Medical Corp.
Interim Condensed Consolidated Statements of Cashflows
(Unaudited)

	Three months ended March 31, 2021 $	Three months ended March 31, 2020 $

Operating activities
Net loss for the period	(7,499)	(2,683)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment	102	88
Amortization of intangible assets	242	215
Depreciation of right-of-use assets	81	75
Share-based compensation	1,097	454
Interest and accretion expense	22	495
Deferred revenue	193	145
Change in fair value of derivative financial instrument	(21)	(24)
Change in fair value of contingent consideration	-	11
Changes in non-cash working capital balances
Trade and other receivables	1,089	(307)
Prepaid expenses and deposits	322	203
Inventory	(2,149)	(973)
Accounts payable and accrued liabilities	(645)	(749)
Provisions	(35)	12
Income taxes payable	(13)	(8)
Foreign exchange on cash	943	(4,134)
Net cash flow used in operating activities	(6,271)	(7,180)

Investing activities
Purchase of property and equipment	(32)	-
Purchase of intangible assets	(149)	-
Total cash used in investing activities	(181)	-

Financing activities
Issuance of common shares	-	39,523
Transaction costs paid	-	(3,150)
Payment of other liabilities	(99)	(66)
Payment of long-term debt and interest	-	(9,293)
Proceeds from share options exercised	264	1,101
Proceeds from warrants exercised	1,141	6,725
Payment of lease liabilities	(105)	(61)
Total cash from financing activities	1,201	34,779

Net change in cash during the period	(5,251)	27,599
Foreign exchange on cash	(149)	1,233
Cash – Beginning of period	83,913	14,800
Cash – End of period	78,513	43,632